Room 4561

July 25, 2007

Mr. Hannu Ryőppőnen
Chief Financial Officer
Stora Enso Corporation
9 South Street
London, W1K 2XA
Great Britain

> **Re:** **Stora Enso Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **File No. 001-15112**

Dear Mr. Ryőppőnen:

　　We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 63

1. You disclose that cash flows from operating activities is the principal source of liquidity, yet your discussion of operating cash flow is limited. In this regard, we note that there were material changes in several working capital line items however you have not disclosed why these changes occurred and how they

impacted operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350 and Item 5.B. of Form 20-F.

Financial Statements

Note 9 – Income Taxes, page F-45

2.   We note that you recorded a tax settlement of approximately €120 million in 2006 however you have provided no substantive disclosures regarding this settlement. Please tell us who this settlement was with, which income tax years it relates to, and describe the nature of the settlement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief